Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16

of the Securities Exchange Act of 1934

May 2019

Aegon N.V.

Aegonplein 50

2591 TV THE HAGUE

The Netherlands

Aegon’s press release, dated May 29, 2019, is included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aegon N.V.
(Registrant)

Date: May 29, 2019	By	/s/ J.O. van Klinken
J.O. van Klinken
Executive Vice President and General Counsel

Bas NieuweWeme appointed as CEO of Aegon Asset Management

Aegon today announces that Sarah Russell (1962, Australian), member of Aegon’s Management Board and Global CEO of Aegon Asset Management, will step down. She will be succeeded by Bas NieuweWeme (1972, Dutch).

“We are very grateful for the passion and commitment Sarah has brought to Aegon”, said Alex Wynaendts, CEO of Aegon. “Sarah has been creating and building a successful global asset management business over the past nine years, which is now ready for the next stage of development. Bas’ appointment signals Aegon’s continuing commitment to build a growing and sustainably profitable business. Bas will bring a fresh perspective gained from having worked with leading global asset management firms, in the world’s largest markets”.

Sarah Russell commented: “It is the right time for new leadership that will steer the next stage of Aegon Asset Management’s development. It has been a privilege to lead Aegon Asset Management as we have built our global business with the support of dedicated colleagues, serving and supporting those who have placed their trust in the company to achieve a lifetime of financial security”.

Bas NieuweWeme said: “I am honored and excited to have the opportunity to lead and grow an organization built on a rich heritage of long term investing and distinctive investment propositions for the benefit of its clients”.

Bas NieuweWeme joins Aegon from PGIM, the asset management business of Prudential Financial, where he was Managing Director and Global Head of the Institutional Relationship Group. Sarah Russell will support Bas NieuweWeme to ensure a smooth and robust transition. His appointment has been approved by the relevant regulatory authorities. The management changes announced today will be effective as of June 24, 2019.

About Aegon

Aegon’s roots go back 175 years – to the first half of the nineteenth century. Since then, Aegon has grown into an international company, with businesses in more than 20 countries in the Americas, Europe and Asia. Today, Aegon is one of the world’s leading financial services organizations, providing life insurance, pensions and asset management. Aegon’s purpose is to help people achieve a lifetime of financial security. More information on aegon.com.

Contacts

Media relations	Investor relations
Dick Schiethart	Jan Willem Weidema
+31(0) 70 344 8821	+31(0) 70 344 8028
dick.schiethart@aegon.com	janwillem.weidema@aegon.com